Exhibit 99.1

Novadaq Technologies Inc.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

(expressed in U.S. dollars, except common shares outstanding)

	Notes	As at June 30, 2016	As at December 31, 2015
ASSETS
Current assets
Cash and cash equivalents		$84,034,658	$106,790,202
Accounts receivable		23,722,377	21,767,746
Prepaid expenses and other assets		5,157,489	3,362,854
Inventories	3	11,139,591	10,680,885

		124,054,115	142,601,687

Non-current assets
Property and equipment, net	4	17,438,692	14,830,114
Intangible assets, net	5	17,666,986	18,539,790

Total Assets		$159,159,793	$175,971,591

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities		$14,177,482	$12,145,572
Provisions		479,579	454,579
Deferred revenue		1,620,884	1,124,808
Income taxes payable		—	12,500
Distribution rights payable		250,000	250,000
Other liabilities	7	741,542	—

		17,269,487	13,987,459
Non-current liabilities
Deferred revenue		844,943	849,299
Distribution rights payable		1,533,069	1,735,012
Shareholder warrants	6	—	16,437,795

Total Liabilities		$19,647,499	$33,009,565

Shareholders’ Equity
Share capital	9	$337,909,654	$322,687,011
Contributed surplus	7	21,243,048	16,400,830
Deficit		(219,640,408)	(196,125,815)

Total Shareholders’ Equity		$139,512,294	$142,962,026

Total Liabilities and Shareholders’ Equity		$159,159,793	$175,971,591

Total number of common shares outstanding	9	57,435,445	56,253,327

See accompanying notes to the interim condensed consolidated financial statements

Novadaq Technologies Inc.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND

COMPREHENSIVE LOSS

(Unaudited)

(expressed in U.S. dollars)

		For the three months ended		For the six months ended
	Notes	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Product sales		$19,048,205	$14,337,302	$35,827,913	$25,404,482
Royalty revenue		555,272	540,170	1,050,522	992,550
Service revenue		512,712	188,955	963,825	360,736

Total revenues		20,116,189	15,066,427	37,842,260	26,757,768
Cost of sales	3	5,645,545	4,380,591	10,713,588	8,600,735

Gross profit		14,470,644	10,685,836	27,128,672	18,157,033
Selling and distribution expenses		19,067,616	15,493,072	34,375,697	27,990,725
Research and development expenses		4,725,563	5,128,691	7,888,931	8,751,244
Administrative expenses	12	7,261,781	2,458,509	9,818,040	5,145,215

Total operating expenses		31,054,960	23,080,272	52,082,668	41,887,184

Loss from operations		(16,584,316)	(12,394,436)	(24,953,996)	(23,730,151)
Finance costs		(24,030)	(26,048)	(48,058)	(52,096)
Finance income		77,332	55,945	167,013	109,687
Warrants revaluation adjustment	6	—	6,338,631	1,324,293	6,361,261

Loss before income taxes		(16,531,014)	(6,025,908)	(23,510,748)	(17,311,299)
Income tax expense		(3,845)	—	(3,845)	—

Net loss and comprehensive loss for the period		$(16,534,859)	$(6,025,908)	$(23,514,593)	$(17,311,299)

Basic loss and comprehensive loss per share for the period	10	$(0.29)	$(0.11)	$(0.41)	$(0.31)
Diluted loss and comprehensive loss per share for the period	10	$(0.29)	$(0.22)	$(0.43)	$(0.41)

See accompanying notes to the interim condensed consolidated financial statements

Novadaq Technologies Inc.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited)

(expressed in U.S. dollars)

	Share capital	Contributed surplus	Deficit	Total
As at December 31, 2015	$322,687,011	$16,400,830	$(196,125,815)	$142,962,026
Net loss and comprehensive loss for the period	—	—	(6,979,734)	(6,979,734)
Exercise of options (note 9)	63,649	(26,116)	—	37,533
Exercise of warrants (note 6)	15,113,502	—	—	15,113,502
Stock-based compensation (note 7)	—	1,047,343	—	1,047,343

As at March 31, 2016	$337,864,162	$17,422,057	$(203,105,549)	$152,180,670

Net loss and comprehensive loss for the period	—	—	(16,534,859)	(16,534,859)
Exercise of options (note 9)	32,173	(14,840)	—	17,333
Exercise of restricted stock units (notes 7, 9)	13,319	(13,319)	—	—
Stock-based compensation (note 7)	—	3,849,150	—	3,849,150

As at June 30, 2016	$337,909,654	$21,243,048	$(219,640,408)	$139,512,294

	Share capital	Contributed surplus	Deficit	Total
As at December 31, 2014	$315,651,455	$12,134,913	$(165,295,336)	$162,491,032
Net loss and comprehensive loss for the period	—	—	(11,285,391)	(11,285,391)
Exercise of options	931,321	(422,380)	—	508,941
Exercise of warrants	5,113,522	—	—	5,113,522
Stock-based compensation (note 7)	—	1,347,748	—	1,347,748

As at March 31, 2015	$321,696,298	$13,060,281	$(176,580,727)	$158,175,852

Net loss and comprehensive loss for the period	—	—	(6,025,908)	(6,025,908)
Exercise of options	346,846	(125,082)	—	221,764
Stock-based compensation (note 7)	—	1,918,040	—	1,918,040

As at June 30, 2015	$322,043,144	$14,853,239	$(182,606,635)	$154,289,748

See accompanying notes to the interim condensed consolidated financial statements

Novadaq Technologies Inc.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(expressed in U.S. dollars)

		For the three months ended		For the six months ended
	Notes	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
OPERATING ACTIVITIES
Net loss and comprehensive loss for the period		$(16,534,859)	$(6,025,908)	$(23,514,593)	$(17,311,299)
Items not affecting cash
Depreciation of property and equipment	4	1,395,837	1,281,170	2,706,959	2,497,544
Amortization of intangible assets	5	436,402	427,326	872,804	863,727
Stock-based compensation	7	4,590,692	1,918,040	5,638,035	3,265,788
Imputed interest on distribution rights payable		24,029	26,048	48,057	52,096
Shareholder warrants revaluation adjustment	6	—	(6,338,631)	(1,324,293)	(6,361,261)

		(10,087,899)	(8,711,955)	(15,573,031)	(16,993,405)
Changes in non-cash working capital
Increase in accounts receivable		(1,946,548)	(354,824)	(1,954,631)	(1,789,179)
Decrease (increase) in inventories		554,623	(640,116)	(458,706)	(1,054,929)
Increase in accounts payable and accrued liabilities and provisions		3,995,212	3,470,774	2,043,837	5,521,058
Decrease in income taxes payable		(1,600)	—	(12,500)	—
Increase in prepaid expenses and other assets		(2,131,233)	(1,533,734)	(1,794,635)	(2,520,387)
Increase in deferred revenue		128,393	75,983	496,076	262,346

Net change in non-cash working capital balances related to operations		598,847	1,018,083	(1,680,559)	418,909
Increase (decrease) in non-current deferred revenue		(55,022)	(51,706)	(4,356)	221,315

Cash used in operating activities		(9,544,074)	(7,745,578)	(17,257,946)	(16,353,181)

INVESTING ACTIVITIES
Purchase of property and equipment	4	(3,914,039)	(1,629,522)	(6,688,461)	(2,835,621)
Disposal of property and equipment	4	860,328	547,731	1,372,924	752,666

Cash used in investing activities		(3,053,711)	(1,081,791)	(5,315,537)	(2,082,955)

FINANCING ACTIVITIES
Proceeds from exercise of options	7	17,333	221,764	54,866	730,705
Proceeds from exercise of warrants	6	—	—	—	699,209
Repayment of distribution rights payable		—	—	(250,000)	—

Cash provided by (used in) financing activities		17,333	221,764	(195,134)	1,429,914

Net decrease in cash and cash equivalents		(12,580,452)	(8,605,605)	(22,768,617)	(17,006,222)
Net foreign exchange difference		7,122	4,473	13,073	(28,259)
Cash and cash equivalents at beginning of period		96,607,988	133,014,195	106,790,202	141,447,544

Cash and cash equivalents at end of period		$84,034,658	$124,413,063	$84,034,658	$124,413,063

See accompanying notes to the interim condensed consolidated financial statements

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016

(Unaudited)

(expressed in U.S. dollars, except as otherwise indicated)

1.	DESCRIPTION OF THE ENTITY

Novadaq Technologies Inc. [“Novadaq” or the “Company”] was incorporated under the Canada Business Corporations Act on April 14, 2000. These consolidated financial statements include the accounts of the Company and its subsidiaries. The Company is a listed company incorporated and domiciled in Canada whose shares are publicly traded on the Toronto Stock Exchange [“TSX”] and NASDAQ. The registered office is located at 5090 Explorer Drive, Suite 202, Mississauga, Ontario, Canada. The Company develops and commercializes medical imaging and therapeutic devices for use in the operating room. The Company’s proprietary imaging platform can be used to visualize blood vessels, nerves and the lymphatic system during surgical procedures. The Company is also the exclusive worldwide distributor of DermACELL® tissue products for wound and breast reconstruction surgery.

2.	ACCOUNTING POLICIES

These interim condensed consolidated financial statements for the three and six months ended June 30, 2016 of the Company were prepared in accordance with International Accounting Standard 34, Interim Financial Reporting [“IAS 34”] as issued by the International Accounting Standards Board [“IASB”].

The same accounting policies and methods of computation were followed in the preparation of these interim condensed consolidated financial statements as were followed in the preparation of the annual consolidated financial statements for the year ended December 31, 2015 prepared in accordance with International Financial Reporting Standards [“IFRS”] as issued by the IASB.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements. Accordingly, these interim condensed consolidated financial statements for the three and six months ended June 30, 2016 should be read together with the annual consolidated financial statements for the year ended December 31, 2015, which are available on SEDAR at www.sedar.com.

The preparation of interim condensed consolidated financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are consistent with those disclosed in the notes to the annual consolidated financial statements for the year ended December 31, 2015. These interim condensed consolidated financial statements were authorized for issue by the Board of the Directors on July 27, 2016.

New standards, interpretations and amendments adopted by the Company

Disclosure Initiative: Amendments to IAS 1

On December 18, 2014 the IASB issued amendments to IAS 1, Presentation of Financial Statements, as part of its initiative to improve presentation and disclosure in financial reports. The amendments are effective for annual periods beginning on or after January 1, 2016. The Company adopted these amendments in its financial statements for the annual period beginning on January 1, 2016. The adoption of the amendments did not have a material effect on the Company’s consolidated financial statements.

New standards, interpretations and amendments not yet adopted by the Company

The IASB has issued the following new standards, which are not yet effective or adopted by the Company:

[a] IFRS 9, Financial instruments (effective January 1, 2018)

[b] IFRS 15, Revenue from contracts with customers (effective January 1, 2018)

[c] IFRS 16, Leases (effective January 1, 2019)

The extent of the impact of adoption of these standards has not yet been determined.

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016

(Unaudited)

(expressed in U.S. dollars, except as otherwise indicated)

3.	INVENTORIES

Inventories by category are as follows:

	June 30, 2016	December 31, 2015
	$	$
Raw materials	8,392,753	7,943,924
Medical devices, software and parts	2,689,874	2,661,247
TMR kits	56,964	75,714

	11,139,591	10,680,885

During the three months ended June 30, 2016, $3,953,726 [three months ended June 30, 2015 - $2,812,771] of inventory has been recognized in cost of sales. For the six months ended June 30, 2016, $7,770,814 [six months ended June 30, 2015 - $6,629,858] of inventory has been recognized in cost of sales.

4.	PROPERTY AND EQUIPMENT

	Medical devices	Furniture and fixtures	Computer equipment	Leasehold improvements	Total
	$	$	$	$	$
Cost:
Balance at January 1, 2016	26,737,427	474,573	1,892,522	1,611,150	30,715,672
Additions	2,552,361	14,121	81,742	126,198	2,774,422
Disposals	(1,437,942)	—	—	—	(1,437,942)

Balance at March 31, 2016	27,851,846	488,694	1,974,264	1,737,348	32,052,152

Additions	3,732,952	12,029	121,292	47,766	3,914,039
Disposals	(1,561,584)	(924)	—	—	(1,562,508)

Balance at June 30, 2016	30,023,214	499,799	2,095,556	1,785,114	34,403,683

Depreciation:
Balance at January 1, 2016	(13,522,500)	(438,942)	(1,648,587)	(275,529)	(15,885,558)
Depreciation	(1,215,536)	(5,713)	(52,168)	(37,705)	(1,311,122)
Disposals	925,346	—	—	—	925,346

Balance at March 31, 2016	(13,812,690)	(444,655)	(1,700,755)	(313,234)	(16,271,334)

Depreciation	(1,287,995)	(6,042)	(61,672)	(40,128)	(1,395,837)
Disposals	702,180	—	—	—	702,180

Balance at June 30, 2016	(14,398,505)	(450,697)	(1,762,427)	(353,362)	(16,964,991)

Net book value at June 30, 2016	15,624,709	49,102	333,129	1,431,752	17,438,692

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016

(Unaudited)

(expressed in U.S. dollars, except as otherwise indicated)

	Medical devices	Furniture and fixtures	Computer equipment	Leasehold improvements	Total
	$	$	$	$	$
Cost:
Balance at January 1, 2015	24,913,546	450,791	1,663,792	294,180	27,322,309
Additions	6,488,498	23,782	228,730	1,316,970	8,057,980
Disposals	(4,664,617)	—	—	—	(4,664,617)

Balance at December 31, 2015	26,737,427	474,573	1,892,522	1,611,150	30,715,672

Depreciation:
Balance at January 1, 2015	(11,557,846)	(419,792)	(1,448,474)	(248,378)	(13,674,490)
Depreciation	(4,888,278)	(19,150)	(200,113)	(27,151)	(5,134,692)
Disposals	2,923,624	—	—	—	2,923,624

Balance at December 31, 2015	(13,522,500)	(438,942)	(1,648,587)	(275,529)	(15,885,558)

Net book value at December 31, 2015	13,214,927	35,631	243,935	1,335,621	14,830,114

As at June 30, 2016, medical devices includes construction-in-progress of $7,823,052 [December 31, 2015 - $6,136,442] which are not being depreciated. Depreciation will commence when the devices are placed at medical institutions.

5.	INTANGIBLE ASSETS

Intangible assets include licenses, patent rights and distribution rights as summarized below:

	Licenses	Patent rights	Distribution rights	Total
	$	$	$	$
Cost:
Balance at January 1, 2016	5,913,642	14,920,855	7,880,819	28,715,316
Additions	—	—	—	—

Balance at March 31, 2016	5,913,642	14,920,855	7,880,819	28,715,316

Additions	—	—	—	—

Balance at June 30, 2016	5,913,642	14,920,855	7,880,819	28,715,316

Amortization:
Balance at January 1, 2016	(5,913,642)	(3,426,306)	(835,578)	(10,175,526)
Amortization	—	(239,383)	(197,019)	(436,402)

Balance at March 31, 2016	(5,913,642)	(3,665,689)	(1,032,597)	(10,611,928)

Amortization	—	(239,383)	(197,019)	(436,402)

Balance at June 30, 2016	(5,913,642)	(3,905,072)	(1,229,616)	(11,048,330)

Net book value at June 30, 2016	—	11,015,783	6,651,203	17,666,986

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016

(Unaudited)

(expressed in U.S. dollars, except as otherwise indicated)

	Licenses	Patent rights	Distribution rights	Total
	$	$	$	$
Cost:
Balance at January 1, 2015	5,913,642	14,920,855	7,880,819	28,715,316
Additions	—	—	—	—

Balance at December 31, 2015	5,913,642	14,920,855	7,880,819	28,715,316

Amortization:
Balance at January 1, 2015	(5,913,642)	(2,504,258)	(47,501)	(8,465,401)
Amortization	—	(922,048)	(788,077)	(1,710,125)

Balance at December 31, 2015	(5,913,642)	(3,426,306)	(835,578)	(10,175,526)

Net book value at December 31, 2015	—	11,494,549	7,045,241	18,539,790

6.	SHAREHOLDER WARRANTS

	February 2010 Shareholder Warrants		March 2011 Shareholder Warrants		Total
	#	$	#	$	$
December 31, 2014	290,089	4,080,925	1,561,515	21,792,160	25,873,085
Exercised	(290,089)	(4,414,313)	—	—	(4,414,313)
Revaluation	—	333,388	—	(5,354,365)	(5,020,977)

December 31, 2015	—	—	1,561,515	16,437,795	16,437,795

Exercised	—	—	(1,561,515)	(15,113,502)	(15,113,502)
Revaluation	—	—	—	(1,324,293)	(1,324,293)

June 30, 2016	—	—	—	—	—

On March 24, 2011, the Company closed a private placement of $14,280,240, net of transaction costs of $998,207, in exchange for 4,731,864 units at a price of CDN $3.17 per unit. Each unit consists of one common share and 0.45 of a warrant, representing 2,129,339 warrants. Each warrant has a five-year term and is exercisable either for one common share at an exercise price of CDN $3.18 or on a cashless basis in accordance with the Warrant Agreement. Because such warrants were denominated in Canadian dollars [a currency different from the Company’s functional currency], they are recognized as a financial liability at fair value through profit or loss. In determining the initial fair value of the warrants, the Company used the Black-Scholes option pricing model with the following assumptions: weighted average volatility rate of 66%; risk-free interest rate of 1.98%; expected life of five years; and an exchange rate of 1.026. The value of $3,695,513, net of transaction costs, was established on March 24, 2011 and subsequently revalued on December 31, 2011 utilizing the Black-Scholes option pricing model with the following assumptions: volatility rate of 64%; risk-free interest rate of 1.85%; expected life of 4.23 years; and exchange rate of 0.980. The fair value of the warrants before transaction costs were initially U.S. $1.86 per warrant at issuance and at December 31, 2015 were valued at U.S. $10.53 per warrant.

During the six months ended June 30, 2016, the remaining warrants of 1,561,515 were exercised on a cashless basis whereby the Company issued 1,166,753 common shares from treasury [see Note 9]. Upon conversion of the warrants to common shares, the warrants were de-recognized and the fair value of the warrants of $15,113,502 was recognized as share capital.

In February 2010, the Company closed a private placement of U.S. $6,610,157, net of transaction costs of $511,180, in which 3,049,205 units at CDN $2.43 per unit were issued. Each unit is comprised of one common share and one-fifth of a warrant.

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016

(Unaudited)

(expressed in U.S. dollars, except as otherwise indicated)

Each warrant has a five-year term and is exercisable for one common share at an exercise price of CDN $3.00. Because such warrants were denominated in Canadian dollars [a currency different from the Company’s functional currency], they are recognized as a financial liability at fair value through profit or loss. In determining the initial fair value of the shareholder warrants, the Company used the Black-Scholes option pricing model with the following assumptions: volatility rate of 69%; risk-free interest rate of 1.88%; expected life of 5 years for shareholder warrants and 3 years for broker warrants; and exchange rate of 0.960. Shareholder warrants were initially valued at U.S. $1.47 and revalued at December 31, 2014 at U.S. $14.07 per warrant.

During the six months ended June 30, 2015, the warrants of 290,089 were exercised [see Note 9] for cash consideration of $699,209.

7.	STOCK-BASED COMPENSATION PLAN

Stock Option Plan

On March 29, 2005, the Company established an amended stock option plan [the “Plan”] for the employees, directors, senior officers and consultants of the Company and any affiliate of the Company which governs all options issued under its previously existing stock option plans and future option grants made under the Plan. On May 15, 2008, the shareholders at the annual and special meeting approved the “Second Amended and Restated Stock Option Plan”, which was an amendment to the Plan.

Under the Plan, options to purchase common shares of the Company may be granted by the Board of Directors. Options granted under the Plan will have an exercise price of not less than the volume-weighted average trading price of the common shares for the five trading days preceding the date on which the options are granted. The maximum aggregate number of common shares which may be subject to options under the Plan is 10% of the common shares of the Company outstanding from time to time.

Options granted under the Plan will generally vest over a three-year period and may be exercised in whole or in part at any time as follows: 33% on or after the first anniversary of the grant date, 67% on or after the second anniversary of the grant date and 100% on or after the third anniversary of the grant date. Options expire on the tenth anniversary of the grant date. Any options not exercised prior to the expiry date will become null and void. In connection with certain change of control transactions, including a take-over bid, merger or other structured acquisition, the Board of Directors may accelerate the vesting date of all unvested options such that all optionees will be entitled to exercise their full allocation of options and in certain circumstances, where such optionee’s employment is terminated in connection with such transaction, such accelerated vesting will be automatic. Options granted under the Plan will terminate on the earlier of the expiration of the option or 180 days following the death of the optionee or termination of the optionee’s employment because of permanent disability, as a result of termination of the optionee’s employment because of retirement of an optionee or as a result of such optionee ceasing to be a director, or 30 days following termination of an optionee.

The stock-based compensation cost, related to options, that has been recognized for the three and six months ended June 30, 2016 and included in the respective function line in the consolidated statements of loss and comprehensive loss is $3,420,817 and $4,437,073, respectively [three and six months ended June 30, 2015 - $1,913,962 and $3,261,710, respectively] with a corresponding increase to contributed surplus.

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016

(Unaudited)

(expressed in U.S. dollars, except as otherwise indicated)

A summary of the options outstanding as at June 30, 2016 and December 31, 2015 under the Plan are presented below (all weighted average exercise prices expressed in CDN dollars):

	For the six months ended June 30, 2016		For the year ended December 31, 2015
	Number outstanding	Weighted average exercise price	Number outstanding	Weighted average exercise price
	#	$	#	$
Options outstanding, beginning of period	3,894,805	12.25	3,691,962	11.32
Options granted	1,132,010	12.62	1,085,000	14.17
Options exercised	(14,134)	5.07	(390,670)	3.68
Options cancelled	(77,812)	16.38	(95,932)	12.24
Options forfeited	(125,220)	16.79	(395,555)	17.58

Options outstanding, end of period	4,809,649	12.17	3,894,805	12.25

Options exercisable, end of period	2,545,283	10.39	1,944,472	8.88

The Company uses the Black-Scholes option pricing model to determine the fair value of options. On February 17, 2016, the Company issued 134,500 options and on May 18, 2016 the Company issued 997,510 options under the Plan. For the three and six months ended June 30, 2016, the Company used the following assumptions to determine the fair value of each of the options granted:

	February 17, 2016 Grant	May 18, 2016 Grant
	Employees	Management	Employees
Weighted average volatility rate	52%	50%	53%
Expected dividend yield	Nil	Nil	Nil
Weighted average expected life (in years)	3.7	6.6	3.7
Weighted average interest rate	0.57%	1.14%	0.79%
Exchange rate	0.7297	0.7679	0.7679
Fair value per option	$3.55	$4.97	$3.96

The expected life of the options is based on historical data and current expectations and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the expected life of the options is indicative of future trends, which may also not necessarily be the actual outcome.

There have been no modifications to the Plan during the periods presented in the interim condensed consolidated financial statements.

Long-Term Incentive Plan

On April 7, 2015 the Company established a long-term incentive plan comprised of Restricted Share Units (RSUs) and Deferred Share Units (DSUs).

In connection with certain change of control transactions, including a take-over bid, merger or other structured acquisition, the Board of Directors may accelerate the vesting date of all unvested RSUs and DSUs such that all participants will be entitled to settle their full allocation of RSUs and/or DSUs and in certain circumstances, where such participant’s employment is terminated in connection with such transaction, such accelerated vesting will be automatic.

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016

(Unaudited)

(expressed in U.S. dollars, except as otherwise indicated)

RSUs

RSUs granted under the plan will generally vest over a three-year period and may be settled in whole or in part at any time as follows: one-third on or after the first anniversary of the grant date, one third on or after the second anniversary of the grant date, one third on or after the third anniversary of the grant date, and in certain cases, if specified performance objectives are met as determined by the Board of Directors. RSUs granted under the plan will expire upon the termination of the participant’s employment, retirement, permanent disability or death. RSUs must be settled no later than December 31 of the third calendar year following the year in which the services giving rise to the award were rendered. RSUs may be settled for their cash equivalent or by the issuance of the Company’s common shares, subject to discretion of the Board of Directors. Each RSU is the equivalent of one Novadaq common share. The fair value for each RSU granted, which approximates the market value of a Novadaq common share at the date of grant, is recognized over the term of the vesting period, with a corresponding increase to contributed surplus based on the number of RSUs expected to vest.

The table below is a summary of the RSUs outstanding as at June 30, 2016 and December 31, 2015:

	For the six months ended June 30, 2016	For the year ended December 31, 2015
	Number outstanding	Number outstanding
	#	#
RSU’s outstanding, beginning of period	29,302	—
RSU’s granted	220,700	30,302
RSU’s exercised	(1,231)	—
RSU’s cancelled	(167)
RSU’s forfeited	(2,860)	(1,000)

RSU’s outstanding, end of period	245,744	29,302

The stock-based compensation cost that has been recognized for the three and six months ended June 30, 2016 and included in the respective function lines in the consolidated statements of loss and comprehensive loss is $428,333 and $459,420, respectively [three and six months ended June 30, 2015 - $4,078].

DSUs

DSUs granted under the plan may be settled when the participant ceases to be a member of the Board of Directors. The participant may elect to settle DSUs for their cash equivalent or for the issuance of the Company’s common shares. Outstanding DSUs are initially recorded as a liability on the statement of financial position, measured at the awards’ fair value on the date of grant based on the market price of the Company’s common shares, with a corresponding charge to operating costs. If an award’s fair value changes after it has been granted and before the settlement date, the resulting change in the liability is recorded as a charge to operating costs in the period that the change occurs.

On May 18, 2016, the Company issued 75,360 DSUs under the plan. The initial fair value of $736,667 was recorded in other liabilities with the corresponding stock based compensation cost recognized for the three and six months ended June 30 2016 and included in administrative expenses in the interim condensed consolidated statements of loss and comprehensive loss. The liability was re-measured to fair value as at June 30, 2016 resulting in additional stock based compensation of $4,875.

There have been no modifications to the long-term incentive plan during the three and six months ended June 30, 2016 and June 30, 2015.

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016

(Unaudited)

(expressed in U.S. dollars, except as otherwise indicated)

8.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

[a] Fair value

Set out below is a comparison by type of the carrying amounts and fair values of the Company’s recognized financial instruments that are recorded in the consolidated statements of financial position:

	June 30, 2016		December 31, 2015
	Carrying amount	Fair value	Carrying amount	Fair value
	$	$	$	$
Financial assets
Held-for-trading
Cash and cash equivalents	84,034,658	84,034,658	106,790,202	106,790,202
Loans and receivables
Accounts receivable	23,722,377	23,722,377	21,767,746	21,767,746

	107,757,035	107,757,035	128,557,948	128,557,948

Financial liabilities
Derivative financial liabilities at fair value through profit or loss
Shareholder warrants	—	—	16,437,795	16,437,795
Other financial liabilities
Accounts payable and accrued liabilities	14,177,482	14,177,482	12,145,572	12,145,572
Distribution rights payable	1,783,069	1,783,069	1,985,012	1,985,012
Other liabilities	741,542	741,542	—	—

	16,702,093	16,702,093	30,568,379	30,568,379

The following methods and assumptions were used to estimate the fair values:

•	cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

•	the fair value of the distribution rights payable is estimated by discounting the future contractual payments;

•	the fair value of shareholder warrants is estimated using the Black-Scholes option pricing model incorporating various inputs including the underlying price volatility and discount rate; and,

•	the fair value of the other liabilities is estimated based on the market price of the Company’s common shares.

[b] Fair value hierarchy

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1 - Inputs to the valuation methodology are quoted prices [unadjusted] for identical assets or liabilities in active markets.

•	Level 2 - Inputs to valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016

(Unaudited)

(expressed in U.S. dollars, except as otherwise indicated)

The fair value hierarchy of financial instruments measured at fair value on the consolidated statements of financial position is as follows:

	June 30, 2016			December 31, 2015
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
	$	$	$	$	$	$
Financial assets
Cash and cash equivalents	84,034,658	—	—	106,790,202	—	—
Financial liabilities
Shareholder warrants	—	—	—	—	16,437,795	—

During the reporting periods, there were no transfers between Level 1 and Level 2 fair value measurements.

[c] Management of risks arising from financial instruments

As at June 30, 2016, one customer had an accounts receivable balance exceeding 10% of total accounts receivable [December 31, 2015 – one customer]. Concentration of this customer comprised 39% of total accounts receivable as at June 30, 2016 as compared to 21% as at December 31, 2015.

9.	SHARE CAPITAL

The Company has authorized share capital as follows: common shares—unlimited, no par value; preference shares—unlimited, no par value, issuable in one or more series.

Issued and outstanding

	Common shares
	#	$
Balance as at December 31, 2014	55,572,568	315,651,455
Exercise of stock options	390,670	1,922,034
Exercise of shareholder warrants	290,089	5,113,522

Balance as at December 31, 2015	56,253,327	322,687,011

Exercise of stock options	11,334	63,649
Exercise of shareholder warrants	1,166,753	15,113,502

Balance as at March 31, 2016	57,431,414	337,864,162

Exercise of stock options	2,800	32,173
Exercise of RSUs	1,231	13,319

Balance as at June 30, 2016	57,435,445	337,909,654

10.	LOSS PER SHARE

Basic loss per share amounts are calculated by dividing net loss for the period attributable to ordinary equity holders by the weighted average number of ordinary shares outstanding during the period. Diluted loss per share amounts are calculated by dividing the net loss attributable to ordinary equity holders by the weighted average number of ordinary shares outstanding during the period plus the weighted average number of ordinary shares that would be issued on conversion of all of the dilutive potential ordinary shares into ordinary shares.

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016

(Unaudited)

(expressed in U.S. dollars, except as otherwise indicated)

The following reflects the loss and share data used in the basic and diluted loss per share computations:

	For the three months ended		For the six months ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Net loss and comprehensive loss attributable to shareholders for basic loss per share	$(16,534,859)	$(6,025,908)	$(23,514,593)	$(17,311,299)

Net loss and comprehensive loss attributable to shareholders for diluted loss per share	$(16,534,859)	$(12,364,539)	$(24,838,886)	$(23,672,560)

Weighted average number of shares for basic loss per share	57,437,146	56,178,889	56,950,591	55,981,159

Weighted average number of shares for diluted loss per share	57,437,146	57,401,787	58,161,535	57,242,206

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of completion of these interim condensed consolidated financial statements.

The conversion of outstanding stock options and RSUs has not been included in the determination of basic and diluted loss per share as to do so would have been anti-dilutive.

11.	SEGMENTED INFORMATION

The Company’s business activities are conducted through one segment which consists of medical devices and related products and services. Segment performance is based on gross margin and is measured consistently with the gross margin of the consolidated financial statements since there is only one segment.

Revenue by region is as follows:

	For the three months ended		For the six months ended
	June 30, 2016 $	June 30, 2015 $	June 30, 2016 $	June 30, 2015 $
United States	17,634,802	13,331,906	33,395,159	23,630,505
Outside United States	2,481,387	1,734,521	4,447,101	3,127,263

Total	20,116,189	15,066,427	37,842,260	26,757,768

For the three and six months ended June 30, 2016, there were sales to one customer that exceeded 10% of total revenue [three and six months ended June 30, 2015 – one]. Concentration of this customer comprised of 29% of total revenue for the three and six months ended June 30, 2016. For the three and six months ended June 30, 2015, concentration of this customer comprised of 17% and 14% of total revenue, respectively.

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016

(Unaudited)

(expressed in U.S. dollars, except as otherwise indicated)

Property and equipment, net are domiciled as follows:

	June 30, 2016	December 31, 2015
	$	$
Canada	9,775,702	7,955,468
United States	5,745,683	5,765,396
Outside North America	1,917,307	1,109,250

Total	17,438,692	14,830,114

Intangible assets are domiciled as follows:

	June 30, 2016	December 31, 2015
	$	$
Canada	2,586,961	2,733,434
Outside Canada	15,080,025	15,806,356

Total	17,666,986	18,539,790

12.	ADMINISTRATIVE EXPENSES

As a result of the resignation of the Company’s former CEO, the Company has recognized stock-based compensation cost of $1,853,128 during the three and six months ended June 30, 2016 relating to the stock options and RSUs granted to the CEO, which had not yet vested at the time of the resignation and not cancelled subsequently. In addition, the Company recognized a liability in the amount of $1,852,874 for the costs related to the resignation. These costs are recorded in administrative expenses in the interim consolidated statements of loss and comprehensive loss for the three and six months ended June 30, 2016.